PAPPYS OF SUMERLIN, LLC

FINANCIAL STATEMENTS

FOR THE PERIOD ENDED

AUGUST 31, 2019

with

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Independent Accountant's Review Report

To Management
Pappys of Summerlin, LLC
Las Vegas, Nevada

We have reviewed the accompanying financial statements of Pappys of Summerlin, LLC which comprise of the balance sheet as of August 31, 2019, and the related statements of income and member's equity, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Belle Business Services LLC

Belle Business Services, LLC
September 18, 2019

PAPPYS OF SUMMERLIN, LLC
BALANCE SHEET
AUGUST 31, 2019

ASSETS

CURRENT ASSETS
Cash and cash equivalents | $ | -

TOTAL CURRENT ASSETS | | -

TOTAL ASSETS | $ | -

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES
Accounts payable | $ | -

TOTAL CURRENT LIABILITIES | | -

TOTAL LIABILITIES | | -

MEMBER'S EQUITY

Member's equity | | -

TOTAL MEMBER'S EQUITY | | -

TOTAL LIABILITIES AND MEMBER'S EQUITY | $ | -

See independent accountant's review report and accompanying notes to financial statements

PAPPYS OF SUMMERLIN, LLC
STATEMENT OF INCOME AND MEMBER'S EQUITY
FOR THE PERIOD ENDING AUGUST 31, 2019

NET SALES	$	-
COST OF GOODS SOLD		-
GROSS PROFIT		-
GENERAL AND ADMINISTRATIVE EXPENSES		-
NET INCOME		-
MEMBER'S EQUITY AT BEGINNING OF YEAR		-
MEMBER'S EQUITY AT END OF THE YEAR		-

PAPPYS OF SUMMERLIN, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDING AUGUST 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES

Net income $ -

    NET INCREASE (DECREASE) IN CASH -

CASH AT BEGINNING OF YEAR -

CASH AT END OF YEAR $ -

See independent accountant's review report and accompanying notes to financial statements

Pappys of Summerlin, LLC
Notes to the Financial Statements
August 31, 2019

1. Summary of Significant Accounting Policies

The Company
Pappys of Summerlin, LLC (the "Company") was incorporated in the State of Nevada on May 29, 2019. The Company had no activity since inception, but plans to operate a restaurant, bar and gaming salon.

Fiscal Year
The Company operates on a December 31st year-end.

Basis of Presentation
The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of the financial statements are in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of August 31, 2019, the Company held no cash equivalents.

Income Taxes
The Company has elected to be treated as a single member limited liability company for federal income tax purposes. Therefore, the Company's earnings are included on the member's personal income tax return and taxed depending on their personal tax situation. Accordingly, no provision has been made for Federal income taxes.

Fair Value of Financial Instruments
The carrying amounts of cash, accounts receivable and accounts payable approximate their respective fair values because of the short-term maturity of these items.

New Accounting Pronouncements
There are no recent accounting pronouncements that are expected to have a material impact on our financial position.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

3. **Subsequent Events**

The Company has evaluated subsequent events through September 18, 2019, the date through which the financial statements were available to be issued. Management has advised us of a friends and family raise that was done internally and not through any intermediary service. A total of $407,000 was raised that is restricted. Once the company reaches $550,000 it can expend funds for use according to Pappys "Source and Use of Funds". Accordingly, none of these funds show in the financial statements as cash on hand.